UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-290090-01

Presidio Investment Holdings LLC

(Exact name of registrant as specified in its charter)

500 W. 7th Street

Suite 1500

Fort Worth, Texas 76102 (800) 461-1604

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None.

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note

This Form 15 is filed by Presidio Investment Holdings LLC, a Delaware limited liability company (the “Filer”), to suspend the Filer’s obligation to file reports under Section 15(d) of the Exchange Act of 1934, as amended, as a co-registrant on the de-SPAC registration statement filed by Presidio Production Company, a Delaware corporation (formerly, Presidio PubCo Inc.) (“Parent”). The common stock of Parent, par value $0.0001, remains listed on the New York Stock Exchange under the ticker symbol “FTW” and is unaffected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, Presidio Investment Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRESIDIO INVESTMENT HOLDINGS LLC

Date: March 6, 2026	By:	/s/ Brett Barnes
	Name:	Brett Barnes
	Title:	Executive Vice President and General Counsel

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